Exhibit 99.1

BriaCell Therapeutics to Present at the American Association for Cancer Research Annual Meeting 2021

●	Clinical and pathological findings from clinical trial of the Bria-IMT™ regimen alone and in combination with immune checkpoint inhibitors in advanced breast cancer will be presented at the American Association for Cancer Research (AACR) Annual Meeting 2021, April 10-15 and May 17-21.
●	Pathological data of Bria-IMT and its potential link with disease control and survival in patients with advanced breast cancer will be presented.

BERKELEY, Calif. and VANCOUVER, British Columbia, March 30, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, today announces that it has been selected to present at the American Association for Cancer Research (AACR) Annual Meeting 2021, a virtual meeting, held over two weeks (Week 1: April 10-15; Week 2: May 17-21).

BriaCell will be presenting the results of its analysis of clinical and pathological data of its lead candidate, Bria-IMT™, a novel immunotherapy for advanced breast cancer, as monotherapy and a Phase I/IIa clinical study of Bria-IMT™ in combination with immune checkpoint inhibitors, including pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.) and, more recently, Incyte’s INCMGA00012 (under a corporate collaboration with Incyte Corporation). The patient data belong to previously-disclosed patients (i.e., no incremental numbers enrolled).

Details include:

Abstract Control Number: 4932

Title: Predictors of response to a modified whole tumor cell immunotherapy in patients with advanced breast cancer from two phase I/IIa trials

Session Type: E-Poster Session

Session Category: Phase I Clinical Trials

Session Title: Phase I Clinical Trials

Permanent Abstract Number: CT102

Session Date and Time: Saturday, April 10 at 8:30 a.m. ET. E-posters will remain available for viewing through Monday, June 21.

Following the presentation, a copy of the poster will be posted on https://briacell.com/novel-technology/scientific-publications/.

Additionally, the Board of Directors of the Company (the “Board”) unanimously approved the grant of an aggregate of 617,300 incentive stock options (“Stock Options”) to directors, officers, employees and consultants under the Company’s stock option plan (“Stock Option Grant”). Of the Stock Option Grant, 560,000 Stock Options will be granted to Insiders, as such term is defined in the Securities Act (British Columbia). The Stock Options are exercisable at US$4.24 per common share in the capital of the Company (“Common Share”), will vest immediately, and will expire in 5 years from the date of issuance. Following the Stock Option Grant, the Company has 635,352 Stock Options outstanding.

The Stock Option Grant to certain Insiders constitutes a “related party transaction” within the meaning of Exchange Policy 5.9, which incorporates Multilateral Instrument 61-101 (“MI 61-101”). The Company is exempt from shareholder approval in accordance with section 5.7.1(a) of MI 61-101. The Stock Option Grant will not result in a new Control Person.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer.

For additional information on BriaCell, please visit: https://briacell.com/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s SEC filings. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com